U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

             ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.


1.       Manuel Sanchez
         Name of Reporting Person

         5255 N.W. 87th Avenue, Suite 101
         Miami, Florida 33178
         Address of Reporting Person

2.       Panther Telecommunications Corporation
         (formerly New Century Capital & Consulting Corp.)
         (No Trading Symbol Issued)

3.       Not applicable

4.        August 31, 2001

5.       Not applicable

6.       Director, Officer (CEO, President), 10% owner
         Relationship of Reporting Person to Issuer

7.       Form filed by one reporting person

Table 1. Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned:

1.       Common Stock, $.001 par value
         Title of Security









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2. Transaction Date   3. Transaction Code          4. Securities Disposed of (D)
                                                      Amount, D, Price
-------------------   ----------------------------  ----------------------------
June 30, 2001         J   Returned to Issuer           675,000 shares; D; $0.001
                      (Used to pay debt of company)

July 31, 2001         J   Returned to Issuer           110,000 shares; D; $0.001
                      (Used for sale of family and
                      associates)

August 31, 2001       J   Returned to Issuer           300,000 shares; D; $0.001
                      (Used as engagement bonus for
                      consultant to issuer)

5.       6, 415,000 shares
         Amount of securities beneficially owned at end of Issuer's fiscal year

6.       Ownership Form:            Direct

7.       Nature of Beneficial Interest: Pecuniary and Voting

Table II.    Derivative Securities Beneficially Owned:

         None-Not applicable



/s/                                                           December 21, 2001
---------------------------------              ---------------------------------
Manuel Sanchez - Reporting Person                             Date